SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

____________________________________________________________________________

                            BARNES & NOBLE, INC.
____________________________________________________________________________
                              (Name of Issuer)


                       Class A Stock, $.001 par value
____________________________________________________________________________
                       (Title of Class and Securities)


                                  067774109
____________________________________________________________________________
                               (CUSIP Number)

                               Leonard Riggio
                            Barnes & Noble, Inc.
                              122 Fifth Avenue
                          New York, New York 10011
                          Tel. No.:  (212) 633-3300
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

_________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                March 4, 1997
_________________________________________________________________
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|
                                                                   __
Check the following box if a fee is being paid with the statement |__|. (A fee is not required if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 067774109
          -----------


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LEONARD RIGGIO
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                                                              __
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |__|

                                                              __
                                                         (b) |__|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     BK
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED __
     PURSUANT TO ITEMS 2(d) or 2(E)                          |__|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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               7    SOLE VOTING POWER
NUMBER OF           7,671,751

SHARES         --------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY        720,000

OWNED BY       --------------------------------------------------
               9
EACH                SOLE DISPOSITIVE POWER
                    7,671,751
REPORTING

PERSON         --------------------------------------------------
          10   SHARED DISPOSITIVE POWER
                    720,000
WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,391,751
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   __
     CERTAIN SHARES*                                         |__|


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.8%
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14   TYPE OF REPORTING PERSON
     IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 3 to Schedule 13D is being filed by Leonard Riggio in connection with his purchase on March 4, 1997 of 1,200,000 shares of common stock, par value $.001 per share, of Barnes & Noble, Inc., a Delaware corporation. In accordance with Rule 101 of Regulation S-T, this Amendment No. 3 amends and restates in its entirety the Schedule 13D of Mr. Riggio dated October 12, 1993, as amended by Amendment No. 1 dated July 18, 1994 and Amendment No. 2 dated November 9, 1995.

Item 1.  Security and Issuer.

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Barnes & Noble, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 122 Fifth Avenue, New York, New York 10011.

Item 2.  Identity and Background.

     (a)  This statement is being filed by Leonard Riggio.

     (b) Mr. Riggio's business address is 122 Fifth Avenue, New York, New York 10011.

     (c) Mr. Riggio is the Chairman of the Board and Chief Executive Officer of the Company.

     (d) and (e) During the last five years, Mr. Riggio has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Riggio is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     On March 4, 1997, Mr. Riggio purchased an aggregate of 1,200,000 shares of Common Stock from Vendex International N.V., a corporation organized under the laws of the Netherlands ("Vendex"), and its wholly owned subsidiary Vendamerica B.V. ("Vendamerica"), for $34.00 per share in a private transaction. The proceeds paid by Mr. Riggio to Vendex and Vendamerica were borrowed from Morgan Guaranty Trust Company of New York ("Morgan Guaranty") pursuant to a demand loan. The loan is secured by Mr. Riggio's pledge of the shares of Common Stock that he directly owns, including the 1,200,000 shares purchased from Vendex and Vendamerica.

Item 4.  Purpose of Transaction.

     Mr. Riggio is the founder of the Company and has been its Chairman, Chief Executive Officer and principal stockholder since the Company's inception in 1986. He has acquired the Common Stock as an investment.

     (a)-(j) Mr. Riggio has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

     (a) and (b) Mr. Riggio is the beneficial owner of 8,391,751 shares, or 24.8%, of the Common Stock, 659,375 shares of which are issuable upon the exercise of stock options which are exercisable within 60 days after the date of this Amendment. Mr. Riggio is the direct beneficial owner of 6,345,584 shares of Common Stock, including the shares issuable upon the exercise of the aforementioned stock options, all of which shares Mr. Riggio has the sole power to vote and dispose of. Mr. Riggio is the indirect beneficial owner of 1,326,167 shares of Common Stock registered in the name of Barnes & Noble College Bookstores, Inc. ("B&N College"), a New York corporation of which Mr. Riggio directly owns all of the voting securities. As the owner of all of the voting securities of B&N College, Mr. Riggio has the sole power to direct the vote and disposition of the 1,326,167 shares owned by B&N College.
 Mr. Riggio is the indirect beneficial owner of 720,000 shares of Common Stock as a co-trustee of The Riggio Foundation, a charitable trust.
Mr. Riggio shares the power to vote and dispose of such shares with his wife, Louise Riggio, who is the other co-trustee of The Riggio Foundation.

     (c) On March 4, 1997, Mr. Riggio purchased an aggregate of 1,200,000 shares of Common Stock from Vendex and Vendamerica for $34.00 per share in a private transaction. On February 25, 1997, Mr. Riggio acquired an aggregate of 86,100 shares of Common Stock in open market purchases on the New York Stock Exchange made in accordance with Rule 10b-18 of the Act, at per share prices (including customary broker's commissions) ranging from $30.85 to $31.10.
The weighted average per share price (including customary broker's commissions) for such shares was approximately $31.03. Between January 17, 1997 and January 22, 1997, Mr. Riggio acquired an aggregate of 123,300 shares of Common Stock in open market purchases on the New York Stock Exchange made in accordance with Rule 10b-18 of the Act, at per share prices (including customary broker's commissions) ranging from $26.316 to $29.685. The weighted average per share price (including customary broker's commissions) for such shares was approximately $28.85.

     (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Company, Mr. Riggio, B&N College and Vendex are parties to a Securityholders Agreement, dated as of November 16, 1992 (the "Securityholders Agreement"), which is attached as Exhibit 1 to Amendment No. 2 to this Schedule 13D ("Amendment No. 2") and is incorporated herein by reference. Although most of the provisions of the Securityholders Agreement by their terms are no longer applicable, Section 2.4 of the Securityholders Agreement provides Vendex and certain transferees of Vendex with certain tag along sale rights in the event that either Mr. Riggio or B&N College or certain of their transferees proposes to transfer any shares of Common Stock other than pursuant to a public offering or Rule 144 transaction.

     On September 28, 1993, the Company issued to Mr. Riggio options to purchase 324,667 shares of Common Stock at $20.25 per share and options to purchase 334,708 shares of Common Stock at $27.00 per share pursuant to Option Certificates attached as Exhibit 2 to Amendment No. 2 and incorporated herein by reference (the "Option Certificates"). The options became effective by their terms on October 26, 1993, and are fully vested.

     The Company and Mr. Riggio are parties to a Registration Rights Agreement dated October 20, 1994 (the "Registration Rights Agreement") attached as Exhibit 3 to Amendment No. 2 and incorporated herein by reference, pursuant to which Mr. Riggio has demand registration rights with respect to 2,721,235 shares of Common Stock.

     Pursuant to a letter agreement dated July 19, 1995 attached as Exhibit 4 to Amendment No. 2 and incorporated herein by reference (the "Riggio/Vendex Letter Agreement"), Mr. Riggio agreed that, upon the request of Vendex or Vendamerica, subject to fiduciary duties applicable to directors, he will recommend to the Company's Board of Directors, and support and vote in favor of, granting registration rights to Vendex or Vendamerica for up to 1,000,000 shares of Common Stock.

     The proceeds paid by Mr. Riggio to Vendex and Vendamerica for his March 4, 1997 purchase of 1,200,000 shares of Common Stock were borrowed from Morgan Guaranty pursuant to a demand loan. The loan is secured by Mr. Riggio's pledge of the shares of Common Stock that he directly owns, including the 1,200,000 shares purchased from Vendex and Vendamerica. The loan is part of an advised line of credit of $100,000,000 in favor of Mr. Riggio and his wife, of which approximately $90,000,000 in principal amount is currently outstanding. The letter agreement, Demand Note and Pledge Agreements relating to the aforementioned loan and line of credit are attached hereto as Exhibits 5 through 8 and are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

     1.  The Securityholders Agreement.
     2.  The Option Certificates.
     3.  The Registration Rights Agreement.
     4.  The Riggio/Vendex Letter Agreement.
     5. Letter Agreement dated as of March 3, 1997 between Morgan Guaranty and Mr. and Mrs. Riggio.
     6.  Demand Note dated as of March 3, 1997 from Mr. Riggio to Morgan
         Guaranty.
     7. Pledge Agreement dated as of March 3, 1997 between Mr. Riggio and Morgan Guaranty.
     8. Pledge Agreement dated as of March 3, 1997 between Mr. and Mrs. Riggio and Morgan Guaranty.

     Exhibits 1 through 4 listed above were previously filed with Amendment No. 2 and have been omitted from this filing pursuant to Rule 13d-2(c) of the Act.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  March 14, 1997

                                          /s/Leonard Riggio
                                   ____________________________________
                                            Leonard Riggio